Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2021 the notes thereto from our Form 6-K filed with the U.S. Securities and Exchange Commission, or the “SEC” on August 3, 2021, and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 29, 2021 and any amendments thereto, if any, or the “2020 Form 20-F.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key information—D. Risk Factors” of our 2020 Form 20-F.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Six Months Ended June 30,
	2021	2020
Client Activity Metrics (unaudited)
Retail – AUC (in R$ billions)	817,319	435,681
Retail – active clients (in thousands)	3,140	2,360
Retail – gross total revenues (in R$ millions)	4,540	2,728
Institutional – gross total revenues (in R$ millions)	670	664
Issuer Services – gross total revenues (in R$ millions)	488	197
Digital Content – gross total revenues (in R$ millions)	52	72
Other – gross total revenues (in R$ millions)	234	235

Company Financial Metrics
Gross revenue and income (in R$ millions)	5,984	3,896
Total revenue and income (in R$ millions)	5,646	3,656
Gross Margin (%)(1)	69.3%	68.3%

_________________

(1)	Calculated as total revenue and income less operating costs and expected credit losses, divided by total revenue and income.

The following table sets forth additional business metrics as of and for the periods indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Six Months Ended June 30,
	2021	2020
Retail – AUM (in R$ billions)	96.6	60.1
Mutual and Hedge Funds	40.0	24.1
Hedge Funds (Fundo de Investimento Multimercado)	14.5	10.2
Equity Funds (Fundo de Investimento em Ações)	7.7	3.1
Fixed Income Funds (Fundo de Investimento Renda Fixa)	16.3	10.3
Other Funds	1.5	0.5
Private Equity Funds	1.5	1.1
Exclusive Funds	32.1	15.2
Pension Funds	8.6	5.7
Investment Clubs	3.0	1.6
Managed Portfolios	11.4	6.5
Total Retail – AUM as a % of Retail AUC (%)	11.8%	13.8%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.5%	0.6%
Mutual and Hedge Funds	0.7%	0.9%
Hedge Funds (Fundo de Investimento Multimercado)	1.1%	1.3%
Equity Funds (Fundo de Investimento em Ações)	1.0%	1.4%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.2%	0.3%
Other Funds	0.5%	0.6%
Exclusive funds	0.3%	0.3%
Pension Funds	0.7%	0.8%
Private Equity Funds	1.2%	0.3%
Investment Clubs	0.7%	1.1%
Managed Portfolios	0.4%	0.4%
Total management fees, gross of taxes (in R$ millions)(1)	694	535
From funds and portfolios managed by our asset managers	349	279
% of total management fees	50.3%	40.1%
From third party funds (distribution fees)	345	256
% of total management fees	49.7%	36.8%

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(1)	Consist of (i) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail clients; (ii) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients; and (iii) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients.

Review of Results for the Six Months Ended June 30, 2021

Retail – Our number of active clients rose from 2,360 thousand as of June 30, 2020 to 3,140 thousand as of June 30, 2021, an increase of approximately 33%, primarily due to the expansion of our direct and B2B channels and our three retail brands, particularly Rico, following the increased number of individual investors trading on the stock market. The increased number of investors in public equities within our market (characterized by a continuously increased penetration of equities as an asset class for retail investors in Brazil), derived from a lower SELIC rate compared to historical levels coupled with price changes in online brokerage and volatility triggered by the COVID-19 pandemic, which in turn increased the number of clients and trades flowing through our platform, including stocks, REITs, options and futures. The combined number of trades for the six months ended June 30, 2021 was 361 million, or a daily average of 2,958 thousand, which represents an increase of 32% and 34% respectively, compared with the six months ended June 30, 2020, during which the total number of trades was 273 million, or a daily average of 2,201 thousand. Driven by a monthly average net inflow of R$24.1 billion for six months ended June 30, 2021, our AUC increased from R$436 billion as of June 30, 2020 to R$817 billion as of June 30, 2021, representing a 88% increase. Our AUM increased from R$60.1 billion as of June 30, 2020 to R$96.6 billion as of June 30, 2021, representing a 61% increase (11.8% of our Retail AUC), comprising (i) R$72.1 billion from mutual and exclusive funds, (ii) R$1.5 billion from private equity funds, (iii) R$8.6 billion from pension funds, (iv) R$11.4 billion from managed portfolios, and (v) R$3.0 billion from investment clubs. The increase in AUM during the period was driven by initiatives in our asset management business, such as growth of our alternative funds, the development of the pension funds business through XP Vida & Previdência, further expansion in the private banking business through exclusive funds and the offering of international funds from world-renowned asset managers.

Retail Gross Total Revenues increased by 66% from R$2,728 million for the six months ended June 30, 2020 to R$4,540 million for the six months ended June 30, 2021, driven by (1) an increase in revenue from structured products and structured notes, (2) an increase in revenue fee from equity brokerage reflecting increased retail trading volumes; (3) an increase in revenue fee from fixed income reflecting increased secondary trading volumes; (4) rising management fees from funds due to AUC growth; (5) an increase in our distribution of REIT securities and (6) an increase in banking products such as loans and the launch of our credit card. The weighted average management fee of our AUM decreased 0.1 percentage point from 0.6% as of June 30, 2020 to 0.5% as of June 30, 2021, driven mainly by (1) the change in our mix of investment products, given (i) above average growth of 110% in exclusive funds, which generate lower fees (0.3%) than average (0.5%), and (ii) below average growth of hedge and private equity funds, which generate higher fees (1.1% and 1.2%, respectively) than average (0.5%); (2) decreases in the average fee we earn from pension funds, from 0.8% to 0.7%, and from equity funds, from 1.4% to 1.0%. The weighted average management fee we earn from third-party funds that we distribute through our platform (of which we typically receive a portion as distribution fees) maintained a flat 0.4% fee.

Institutional – gross revenues increased slightly from R$664 million for the six months ended June 30, 2020 to R$670 million for the six months ended June 30, 2021.

Issuer Services – gross revenues increased 148% from R$197 million for the six months ended June 30, 2020 to R$488 million for the six months ended June 30, 2021. This increase was primarily attributable to an increase in the number of placements of REITs, debt securities and equity securities.

Digital Content – gross revenues decreased 28% from R$72 million for the six months ended June 30, 2020 to R$52 million for the six months ended June 30, 2021. This decrease was primarily attributable to the absence of in-person events and courses during the six months ended June 30, 2021 when compared to the same period in 2020.

As a result, our total revenue and income increased 54% from R$3,656 million for the six months ended June 30, 2020 to R$5,646 million for the six months ended June 30, 2021. Gross margin also increased by 1 percentage point from 68% for the six months ended June 30, 2020 to 69% for the same period in 2021, driven by the issuer services growth, which is a higher margin product. In the six months ended June 30, 2021 we continued to invest in our technology solutions and infrastructure and to expand our employee base, in order to support our growth in terms of customers, AUC and solutions. Selling expenses increased 90% from R$56 million for the six months ended June 30, 2020 to R$106 million for the six months ended June 30, 2021 and administrative expenses increased 64% from R$1,268 million for the six months ended June 30, 2020 to R$2,081 million for the six months ended June 30, 2021. As expenses grew less than total revenue and income, and gross margin increased, net income increased 78%, from R$938 million for the six months ended June 30, 2020 to R$1,665 million for the six months ended June 30, 2021, and net margin increased from 26% to 29% over the same period.

Results of Operations

Six Months Ended June 30, 2021, Compared to the Six Months Ended June 30, 2020

The following table sets forth our income statement data for the six months ended June 30, 2020 and 2021:

	For the Six Months Ended June 30,
	2021	2020	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	3,056	2,215	38%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(300)	109	n.m.
Net income from financial instruments at fair value through profit or loss	2,890	1,331	117%
Total revenue and income	5,646	3,656	54%
Operating costs and expenses
Operating costs	(1,675)	(1,129)	48%
Selling expenses	(106)	(56)	90%
Administrative expenses	(2,081)	(1,268)	64%
Other operating income expenses, net	90	(13)	n.m.
Expected credit losses	(57)	(29)	99%
Interest expense on debt	(29)	(35)	(15)%
Share of profit or (loss) in joint venture and associates	—	—	n.m
Income before income tax	1,787	1,126	59%
Income tax expense	(121)	(188)	(36)%
Net income for the period	1,665	938	78%

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n.m. = not meaningful.

Total revenue and income

Total revenue and income increased R$1,990 million, or 54%, from R$3,656 million for the six months ended June 30, 2020 to R$5,646 million for the six months ended June 30, 2021. Net revenues from services rendered represented R$840 million of the increase in total revenue and income, driven by:

•	a R$243 million increase in brokerage commissions, as a result of the increase in the number of active retail clients (which grew 33% period over period) and increase in the retail’s daily average revenue trades by 32%, compared with the six months ended June 30, 2020. The increase is despite consistent volumes in equities and futures trading desk. Key growth drivers were financial products and fixed income as a result of changes in brokerage fees for online stock trading from our platform;

•	a R$449 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agent for third-party transactions in the domestic and international capital markets and was driven by (1) Equity Capital Markets (ECM), following an increase from 7 executed deals for the six months ended June 30, 2020 to 20 executed deals for the six months ended June 30, 2021 and (2) Debt Capital Markets (DCM) division, following an increase from 58 transactions for the six months ended June 30, 2020 to 105 transactions for the six months ended June 30, 2021;

•	a R$160 million increase in management fees, as a result of (i) management fees from our funds and managed portfolios, which grew 35% from R$256 million to R$345 million driven mostly by an 61% increase in AUM, and in (ii) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which grew 25% from R$279 million to R$349 million driven mostly by a 66% increase in the Retail gross revenue allocated in those funds. Management fees attributable to funds managed by third parties (fees from distributions) increased from 40% of total management fees for the six months ended June 30, 2020 to 50% for the six months ended June 30, 2021, while management fees attributable to funds and portfolios managed by our asset managers increased from 37% to 50% during the same period. For the six months ended June 30, 2021, 12% of management fees were performance-based and 87% were non-performance-based (i.e., fixed annual fees);

•	a R$24 million decrease in revenue from the sale of our educational products through our XP Educação, not only in relation to individual courses but also in relation to adult enrichment products and services we offer, the six months ended June 30, 2020 and 2021 remained pressured by the absence of in-person events and courses.

•	a R$10 million increase in insurance brokerage fees, driven by increased sales of pension funds to retail clients and the overall expansion of retail AUC by 88% over the period;

•	a R$92 million increase in other services, driven by an increase in other ancillary revenues related to trading operations, such as third-party trading platform fees; and interchange fees from credit card; and

•	net of a R$89 million increase in taxes and contributions on services.

Net income from financial instruments represented R$1,150 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform (retail clients grew 33%) and our institutional businesses.

Operating costs and expenses

Operating costs. Operating costs increased R$546 million, or 48%, from R$1,129 million for the six months ended June 30, 2020 to R$1,675 million for the six months ended June 30, 2021. This increase was primarily attributable to a R$469 million increase in commission costs payable to our IFAs. In addition, clearinghouse fees increased by R$48 million, third parties’ services by R$22 million and other costs by R$11 million. Operating losses on write-offs and disposals of assets decreased by R$3 million. As a percentage of total revenue and income, our operating costs remained relatively stable at 32% for the six months ended June 30, 2020 compared to 30% for the six months ended June 30, 2021.

Selling expenses. Selling expenses increased R$50 million, or 90%, from R$56 million for the six months ended June 30, 2020 to R$106 million for the six months ended June 30, 2021, due to increases in advertising and publicity expenses in connection with our traditional, online and social media advertising initiatives, in line with our marketing strategy to increase brand awareness, attract new customers and increase our market share.

Administrative expenses. Administrative expenses increased R$813 million, or 64%, from R$1,268 million for the six months ended June 30, 2020 to R$2,081 million for the six months ended June 30, 2021. This increase was primarily attributable to:

•	a R$644 million, or 71%, increase in personnel expenses related to an increase in total employee headcount of 53%, reflecting our fast growth, the expansion of recently launched business lines and especially the accelerated expansion of our technology team;

•	a R$81 million, or 65%, increase in data processing expenses, mainly related to consultancy services in connection with the operation and maintenance of our platform’s software.

•	a R$16 million, or 38%, increase in technical services, mainly due to technology solutions related to online and social media; and

•	a R$64 million, or 193%, increase in amortization of intangible assets mainly our software.

Other operating income (expenses), net. Other operating income, net increased by R$77 million from R$13 million for the six months ended June 30, 2020 to R$90 million for the six months ended June 30, 2021. This increase is primarily due to the combined effect of a decrease of (1) R$27 million related to losses on write-off and disposal of assets in the six months ended June 30, 2021; (2) R$17 million related to charitable contributions; (3) R$11 million related to other operating expenses, mainly related to associations and regulatory fees, fines and penalties; and (4)R$6 million related to legal proceedings and settlements with customers.

Income before income taxes

As a result of the foregoing, income before income taxes increased R$661 million, or 59%, from R$1,126 million for the six months ended June 30, 2020 to R$1,787 million for the six months ended June 30, 2021.

Income tax expense

Income tax expense decreased R$67 million, or 36%, from R$188 million for the six months ended June 30, 2020 to R$121 million for the six months ended June 30, 2021, mainly impacted by a result of (i) revenues at the level of entities and investment funds that adopt different taxation regimes according to the applicable rules in their respective jurisdiction and (ii) the effects from change in the tax rate. This decrease was attributable to a decrease in our effective tax rate from 16.72% for the six months ended June 30, 2020 to 6.78% for the six months ended June 30, 2021, from, which was partially offset by an increase in our taxable income over the period.

Net income for the period

As a result of the foregoing, net income increased R$728 million, or 78%, from R$938 million for the six months ended June 30, 2020 to R$1,665 million for the six months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2021, we had R$3,217 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Six Months Ended June 30,
	2021	2020
	(R$ millions)
Cash Flow Data
Income before income tax	1,787	1,126
Adjustments to reconcile income before income tax	411	207
Income tax paid	(305)	(67)
Contingencies paid	(2)	(0)
Interest paid	(4)	(18)
Changes in working capital assets and liabilities	3,460	225
Adjusted net cash flows from (used in) operating activities	5,347	1,473
Net cash flows from (used in) securities, repos, derivatives	(6,347)	(1,081)
Net cash flows from (used in) operating activities	(1,000)	392
Net cash flows from (used in) investing activities	(307)	(78)
Net cash flows from (used in) financing activities	1,858	(123)

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements of our 2020 Form 20-F.

Net cash flows from (used in) operating activities

Our net cash flows from operating activities decreased from R$392 million in the six months ended June 30, 2020 to net cash used in operating activities of R$1,000 million for the six months ended June 30, 2021, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers of the net cash flows from operating activities in the six months ended June 30, 2021; (3) increases in our banking activities from loan operations, deposits mainly derived from time deposits, structured operations certificates (COEs) and other financial liabilities which include financial bills as a result of our expected growth in new financial services verticals; and (4) the growth of our omni-channel distribution platform through the IFA Network.

If the variation from those lines were to be excluded from the analysis, adjusted net cash flows from operating activities would have increased from R$1,473 million for the six months ended June 30, 2020 to R$5,347 million for the six months ended June 30, 2021, reflecting the continuous increase in operational results and a low consumption of cash in working capital assets and liabilities.

Net cash flows from (used in) investing activities

Our net cash used in investing activities increased from R$78 million in the six months ended June 30, 2020 to R$307 million in the six months ended June 30, 2021, primarily affected by: (1) increase in investment in intangible assets, mostly IT infrastructure and capitalization software development from R$44 million in the six months ended June 30, 2020 to R$194 million in the six months ended June 30, 2021; (2) and investments in associate and joint ventures of R$60 million in the six months ended June 30, 2021.

Net cash flows from (used in) financing activities

Our net cash flows used in financing activities increased from R$123 million in the six months ended June 30, 2020 to net cash flows from financing activities of R$1,858 million in the six months ended June 30, 2021, primarily due to: (1) R$1,570 million related to borrowings in connection with our loan agreement with Banco Nacional do México in the six months ended June 30, 2021; (2) R$500 million related to issuance of non-convertible debentures with the objective of funding our working capital for the construction of our new headquarters “Vila XP” at São Roque, State of São Paulo; and (3) a decrease in payments of borrowings and lease liabilities from R$53 million in the six months ended June 30, 2020 to R$41 million in the six months ended June 30, 2021.

Indebtedness

As of June 30, 2021, we had R$1,775 million in outstanding loans, R$219 million in lease liabilities and R$678 million in outstanding debentures. As of June 30, 2021, we were in compliance with the covenants in certain loan agreements and debentures.

Capital Expenditures

In the six months ended June 30, 2020 and 2021, we made capital expenditures of R$77 million, R$219 million, respectively. Total capital expenditures as a percentage of total net revenue and income were and 2.1% and 3.9% in the six months ended June 30, 2020 and 2021, respectively. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

We expect to increase our capital expenditures to support the growth in our business and operations, including for the construction of our new headquarters at Villa XP. The construction of Villa XP may result in additional capital expenditures, but we do not expect these to have a material impact on our liquidity position or cash flows. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flows and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2021:

	Payments due by period as of June 30, 2021
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Borrowings	1,775	1,508	267	—	—
Debentures	678	168	—	—	510
Lease obligations	219	42	72	57	48
Other financial liabilities (1)	522	—	9	482	31
Total	3,194	1,718	348	539	590

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(1)	As of June 30, 2021, corresponds to the fair value of contingent consideration mostly associated to the investment acquisition in WHG. The contingent consideration arrangement requires that we pay the selling shareholders an amount principally linked to performance (net income without dividends). The maturity of the total contingent consideration payment is up to six years and the contractual maximum amount payable is R$653 million (the minimum amount is zero).

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2021.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 38 to our audited consolidated financial statements included in our 2020 Form 20-F.

We conducted a sensitivity analysis for market risks we considered relevant as of June 30, 2021. For this analysis, we adopted the following three scenarios:

•	Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of 1 basis point, and an increase in the prices of shares and currencies of 1 percentage point.

•	Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario.

•	Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.

The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of June 30, 2021
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
			(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	(0)	(28)	(34)
Exchange coupons	Foreign currencies coupon rate	(0)	(8)	(15)
Foreign currencies	Exchange rates	(0)	6	153
Price indexes	Inflation coupon rates	(0)	(3)	(9)
Shares	Shares prices	(9)	79	136
Seed money (i)	Seed money	(5)	(12)	(234)
		(14)	(71)	(3)

		As of December 31, 2020
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
			(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	0	(9)	(33)
Exchange coupons	Foreign currencies coupon rate	0	(6)	(11)
Foreign currencies	Exchange rates	(2)	(169)	(374)
Price indexes	Inflation coupon rates	0	(14)	(28)
Shares	Shares prices	(5)	(108)	(168)
		(8)	(306)	(615)

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Currency Risk

We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of June 30, 2021 was US$50 million, US$1.8 million and GBP1.7 million, respectively.

We seek to hedge the foreign currency exposure risk of XP Holding International and XP Advisors Inc. with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.

As of June 30, 2021, we had no indebtedness denominated in U.S. dollars. On July 1, 2021, we issued unsecured notes due 2026 in an aggregate principal amount of U.S.$750 million. The notes bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, commencing on January 1, 2022. The notes are guaranteed by XP Investimentos S.A.

Interest Rate Risk

Interest rate risk arises from the possibility that we incur in gains or losses arising from fluctuations in interest rates on our financial assets and liabilities. The following are the risk rates that we are exposed to: (1) SELIC rate; (2) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (4) PRE, the Brazilian required reference equity index (Patrimônio de Referência Exigido); (5) TJLP, the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo); and (6) foreign exchange coupon.

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of June 30, 2020 and 2021, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

Credit Risk

Credit risk is the risk of suffering financial losses related to non-compliance by any of our clients and market counterparties with financial obligations, agreement devaluations as a result of the deterioration in the risk rating of borrowers, reduced gains or remuneration, and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks, (1) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (4) losses associated with non-compliance by intermediaries or borrower with financial obligations pursuant to financing agreements.

In our credit operations, we use client investments as collateral to reduce potential losses and mitigate credit risk exposure by managing collateral so that they are always sufficient, legally enforceable (effective) and viable. We also monitor the value of the collateral. The credit risk management provides recommendations to set risk appetite strategies, to set limits, including exposure analysis and trends as well as the effectiveness of the credit policy. We believe our credit operations have high credit quality and we often use risk mitigation measures, primarily through client investments as collateral.

Our risk department is responsible for managing credit risk, ensuring compliance with our credit risk policy and established operating limits. Our credit policy is based on our internal scenario, including portfolio composition by security, issuer, rating, economic activity and duration of the portfolio, and on the external economic scenario, including interest rates and inflation, among others. The credit analysis department is also actively involved in this process and is responsible for assessing the credit risk of issues and issuers with which we maintain or intend to maintain credit relations, or intend to recommend credit risk positions to customers. It also recommends limiting the credit risk positions of customers.

We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. For credit operations, we use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of June 30, 2021 and 2020, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties of which are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão).

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by us and to meet the business strategy and limits defined by the risk committee of XP Brazil.

The main tool used to measure and control our exposure risk to the market, mainly in relation to the trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by the Central Bank for financial institutions, which we apply to verify the risk exposure of our assets. In order to comply with the provisions of the Central Bank, our financial institutions monitor our exposure and calculate it on a daily basis, in accordance with CMN Resolution No. 4,557, and submit it daily to the Central Bank. With the formalized rules, the risk department of XP Brazil has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may decline, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all unusual events to the committee.

In addition to aforementioned controls, we adopt guidelines to control the risk of the assets that mark treasury operations so that the portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk. In the event of non-compliance with the operational limits, the treasury manager can take the necessary measures to remedy this as quickly as possible.

Operating Risk

Operating risk is the risk of direct or indirect losses resulting from a variety of internal factors associated with our processes, personnel, technology and infrastructure, and with external factors, except for credit, market and liquidity risks, such as those deriving from legal and regulatory requirements and from generally accepted standards of business behavior. Operating risks arise from all of our operations. Our objective is to manage operating risk to avoid financial losses and damage to our reputation, and also to seek cost efficiency, avoiding control procedures that restrict initiatives and creativity.

The main responsibility for development and implementation of controls to deal with operating risks is attributed to key management within each business unit, and is supported by the development of our general standards for management of operating risks in the following areas: (1) requirements of segregation of functions, including independent authorization for transactions; (2) requirements of reconciliation and monitoring of transactions; (3) compliance with legal and regulatory requirements; (4) documentation of controls and procedures; (5) requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks; (6) development of contingency plans; (7) professional training and development; and (8) ethical and business standards.

Our financial institutions, in compliance with the provisions of CMN Resolution No. 4,557, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the Central Bank.